                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.


     On June 23, 2001, iPrint Technologies, inc. ("iPrint") and its wholly-owned subsidiary Metal Combination Corp. ("Merger Sub") entered into an Agreement and Plan of Reorganization with Wood Alliance, Inc. ("Wood") (the "Reorganization Agreement"). A copy of the Reorganization Agreement is attached hereto as
Exhibit 1. Concurrently with the execution of the Reorganization Agreement, iPrint's directors and executive officers entered into Voting Agreements with Wood in the form attached hereto as Exhibit 2, Wood's directors and executive officers entered into Voting Agreements with iPrint in the form attached hereto as Exhibit 3, certain individuals entered into Employment and Proprietary Rights Assignment Agreements with iPrint, copies of which are attached hereto as Exhibits 4, 5 and 6. Royal P. Farros (President, Chief Executive Officer and Chairman of the Board of iPrint), David L. Hodson (Chief Technology Officer of iPrint), and Monte Wood (President and Chief Executive Officer of Wood) entered into Lock-Up Agreements in the form attached hereto as Exhibit 7, and the Third Amended and Restated Rights Agreement was entered into, a copy of which is attached hereto as Exhibit 8. iPrint, Wood and Merger Sub have also agreed to cause to be filed the Agreement of Merger with the Secretary of State of California in the form attached hereto as Exhibit 9. iPrint and Wood have also agreed to enter into an Escrow Agreement with U.S. Bank Trust, National Association as escrow agent, and James Childers as the Shareholders' Representative, in the form attached hereto as Exhibit 10. Upon consummation of the transactions contemplated by the Reorganization Agreement, iPrint will amend its Certificate of Incorporation by filing the Third Amended and Restated Certificate of Incorporation in the form attached hereto as Exhibit 11 with the Secretary of State of Delaware. iPrint and certain affiliates of Wood will enter into an Affiliate Agreement in the form attached hereto as Exhibit 12.

     Investors and security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

     iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the Agreement and Plan of Reorganization. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26,

2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

     This document contains "forward-looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) related to iPrint's plans and expectations about its proposed combination with Wood Associates and the anticipated benefits thereof. Actual results could differ materially from those stated or implied in the company's forward-looking statements because of risks and uncertainties associated with the proposed combination, including, without limitation, the completion of the transaction, the ability of the two companies to successfully integrate their managements and operations, the success of the combined company increasing its customer base and leveraging that base to generate revenue, and the status of iPrint's Nasdaq listing. In addition, the projected financial information contained in this release is subject to additional risks and uncertainties, including, but are not limited to, lower than expected customer orders, competitive factors including pricing pressures, technological developments and products offered by competitors, technological difficulties or resource constraints encountered in developing new products, failure to provide a timely flow of competitive new products or lack of market acceptance of those products, disruption of partner or customer business relationships, and other risks associated with Web-based business such as defects, interruptions and failures related to computer and telecommunications infrastructure. In addition, iPrint's forward-looking statements should be considered in the context of other risk factors discussed in its Securities and Exchange Commission filings, including its most recent Forms 10-Q and 10-K, available for viewing on its Web site. (To access this information, click on "Investor Relations," "SEC Filings.")

     Each above-referenced document is being filed as an exhibit hereto and incorporated by reference herein.

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT    DESCRIPTION
-------    -----------
1          Agreement and Plan of Reorganization, dated as of June 23, 2001, by and among iPrint Technologies, inc., Wood Alliance, Inc. and Metal
           Combination Corp.

2          Form of Voting Agreement entered into by and among Wood Alliance, Inc.
           and iPrint Technologies, inc.'s directors and executive officers

3 Form of Voting Agreement entered into by and among iPrint Technologies, inc. and Wood Alliance, Inc.'s directors and executive officers

4 Employment and Proprietary Rights Assignment Agreements entered into by iPrint Technologies, inc. and Royal P. Farros

5 Employment and Proprietary Rights Assignment Agreements entered into by iPrint Technologies, inc. and Monte Wood

6 Employment and Proprietary Rights Assignment Agreements entered into by iPrint Technologies, inc. and David L. Hodson

7          Form of Lock-Up Agreement

8          Third Amended and Restated Rights Agreement

9 Form of Agreement of Merger to be entered into prior to the consummation of the transactions contemplated by the Reorganization
           Agreement

10 Form of Escrow Agreement to be entered into prior to the consummation of the transactions contemplated by the Reorganization Agreement

11 Form of Third Amended and Restated Certificate of Incorporation of iPrint Technologies, inc.

12 Form of Affiliate Agreement to be entered into prior to the consummation of the transactions contemplated by the Reorganization
           Agreement